FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE
First Half 2010

ENERSIS
ANNOUNCES CONSOLIDATED RESULTS
FOR FIRST HALF ENDED June 30th, 2010

Highlights for the Period

SUMMARY

  During the first half, as immediate effects of the February 27th earthquake tended to be offset, an important surge in electricity demand was registered in Santiago. This increasing trend has been observed also in all our concession areas, which have experienced important increases in demand, particularly in Brazil.
  During the first half of the year, we have seen an economic recovery positively impacting the demand of electricity. In fact, physical sales for our distribution business showed an increase of 5.7%.
  The contribution in EBITDA of our two lines of business was as follows:
    Generation and Transmission      53%
    Distribution                                     47%

  Operating Income from Generation and Transmission business decreased 26.7% compared to 1H09, mainly as a result of the decreasing results from our Chilean, Brazilian and Colombian operations, related to lower sales and higher operating costs derived from an increasing thermal production.
  Net Income before taxes decreased 17.7% compared to 1H09, mainly due to the decrease in results from our Generation & Transmission businesses, partially offset by the increase in results from Distribution activities.
  Income Taxes increased 48.6%, mainly due to the effects of dollar variations over payable taxes.
  As of June 30, 2010, net profit attributable to the company’s shareholders amounted to Ch$ 198,173, a 45.1% decrease, mainly due to a decrease in energy sales and also an increase in tax payment.
  A lower average interest rate has allowed us to reduce the average cost of our debt.
  In line with the above, our leverage ratio improved 50 bps. while the ROE reached 14.3%.

Some operating figures of the semester are:

  Operating Costs reached Ch$ 2,292,103 million; in line with 1H09 figures.
  EBITDA reached Ch$ 1,090,089 million, or reduction of 11.3%.

Pg. 1

  Operating Income decreased 15.5%, mainly explained by lower results from our Generation Business, partially offset by higher contribution from our Distribution Business.

DISTRIBUTION BUSINESS

Consolidated figures for Distribution Business are detailed as follows:

  Operating Revenues increased 1.3%, amounting to Ch$ 2,106,375 million.

  Operating Costs reached Ch$ 1,721,309 million in line with same period last year.

  EBITDA increased 7%, amounting to Ch$ 509,292 million.

  Operating income increased by 5.1% amounting to Ch$ 385,066 million, mainly explained by better performance of subsidiaries in Brazil.

Positive factors that influenced these results are the following:

  Consolidated physical sales grew 5.7%, on average mainly explained by demand growth in our subsidiaries in Brazil and Peru.

  An Addition of 391 thousand new clients. This confirms our sustained natural growth in distribution business. This is equivalent to the incorporation of a new mid-size distribution company every year.

In Brazil, EBITDA increased Ch 72,901 million, as a result of:

  Demand recovery.

  Higher average sales prices.

In Peru, EBITDA increased Ch$ 664 million, as a result of:

  Higher purchase/sales margins.

  7.2% increase in demand.

In Colombia, EBITDA decreased Ch$ 1,060 million, as a result of:

  Lower revenues due to the deconsolidation of Codensa Hogar’s revenues, distorting comparison basis.

In Chile, EBITDA decreased Ch$ 22,223 million, which is explained mainly by the following:

  Lower margins due to a lower VAD indexer variation in comparison to the prior year

  Higher maintenance costs.

In Argentina, EBITDA decreased Ch$ 15,471 million, as result of:

  Higher sales to industrial customers over the residential customers.

  Higher operational costs.

GENERATION AND TRANSMISSION BUSINESS

Consolidated results for Generation and Transmission Business are detailed as follows:

Pg. 2

  Consolidated physical sales decreased 7.7%, totaling 30,810 GWh, primarily in Argentina and Colombia.

  Due to a mix of lower sales and reduced prices, Operating Revenues decreased 7.4%, amounting to Ch$ 1,296,886 million.

  Operating Costs amounted Ch$ 841,116 million, with an 8% increase, mainly explained by higher energy purchases in Colombia.

  EBITDA decreased 21%, amounting to Ch$ 579,847 million.

  Operating Income decreased 26.7% amounting to Ch$ 455,769 million.

  Hydro generation experienced a 9.9 % decrease, mainly attributable to Colombia.

In Chile, EBITDA decreased by Ch$ 120,897 million which is explained primarily by the following:

  A 2.3% lower generation volume.

  Average prices decreased 19%.

  These effects were partially offset by a 20.2% decrease in fuel costs.

In Colombia, EBITDA decreased by Ch$ 9,064 million, which is explained primarily by the following:

  Low hydrology due to “El Niño”.

  Less efficient production mix due to higher thermal production.

  Higher energy purchases and fuel costs, partially offset by 32% higher average sales prices.

In Peru, EBITDA decreased by Ch$ 8,716 million, as consequence of:

  3.2% lower physical sales.

  Higher costs of energy purchases due to the absence of the non-recurrent provision accumulated as of June 2009, related to distributors without contracts.

In Argentina, EBITDA decreased by Ch$ 2,533 million, as a result of:

  16% decrease in physical sales.

  16% of higher costs of fuel.

  Partially offset by a better generation mix.

In Brazil, EBITDA decreased by Ch$ 14,510 million, as a result of:

  A decrease in income from the transmission business, due to the reduced operation of the transmission lines compared to the 1H09.

  Partially offset by the increasing income from the generation business, which experienced improved sales margins.

Pg. 3

FINANCIAL SUMMARY

  The average interest rate, a major cost factor, fell from 8.3% to 7.6%, which represents a positive development for the overall Group.

  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below:

    Non-committed credit lines: US$ 527 million available in the aggregate for Enersis and Endesa Chile in the local markets.

    Committed credit lines: US$ 650 million in undrawn revolving debt facilities in the international markets and US$ 185 million in the local markets, on a consolidated basis.

    Cash and cash equivalents amount to US $1,246 million.

  Coverage and Protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from variations in these variables.

    Our exchange rate policy is based on cash flows and it strives to maintain a balance between US dollar indexed flows, and assets and liabilities in such currency. In addition to this policy, we have contracted Cross Currency Swaps for a total amount of US$1,327 million and Forwards, for US$137 million.

    In order to reduce volatility on financial results due to changes in market interest rate, we seek to maintain an adequate balance in debt structures. Additionally, we have contracted Interest Rate Swaps for US$ 394 million.

The aforementioned financial policies are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

MARKET SUMMARY

During the first half of 2010, Chilean stock exchange selective index (IPSA) showed a positive performance in opposite trend to other international stock markets. The IPSA registered a 13.51% increase; compared to other indexes evolutions as Bovespa: -11.6%; Dow Jones Industrials: -6.27%; S&P 500: -7.57%; UKX: -9.16%; FTSE 250: +0.64%.

Enersis shares’ price in the local market decreased 6.21% during the period. The main factor that influenced this negative variation was the significant divestments made by local pension funds.

During this year, Enersis continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading volume of US$ 10.5 million per day during the first half of 2010.

Top Five Daily Average Traded Amount at SSE in First Half 2010
Thousand US$
SQM	15,262
LAN	13,706
CENCOSUD	11,344
ENDESA CHILE	10,998
ENERSIS	10,450
Source: Santiago Stock Exchange (SSE)

Pg. 4

RISK RATING CLASSIFICATION INFORMATION

Enersis credit profile has continued to strengthen in 2010, with solid debt coverage ratios, liquidity position and low leverage levels. The positive perspective on operational and credit profile of Enersis has been reflected in the upgrades received during the first half of the year, from Fitch Ratings, S&P and Feller Rate.

Current ratings are further supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and robust liquidity. Enersis' geographic diversification through Latin America provides us with a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have a leading market position in the countries where they operate.

Enersis’ current risk classifications are:

  International Ratings:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+, Stable	Baa3, Stable	BBB+, Stable

  Domestic Ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA, Stable	AA, Stable

Pg. 5

TABLE OF CONTENTS

Summary	1
Distribution Business	2
Generation and Transmission Business	2
Financial Summary	4
Market Summary	4
Risk Rating Classification Information	5
TABLE OF CONTENTS	6

GENERAL INFORMATION	8
SIMPLIFIED ORGANIZATIONAL STRUCTURE	9
MARKET INFORMATION	10
EQUITY MARKET	10
DEBT MARKET	13
CONSOLIDATED INCOME STATEMENT ANALYSIS	14
NET INCOME	14
OPERATING INCOME	14
NET FINANCIAL INCOME	16
TAXES	16
CONSOLIDATED BALANCE SHEET ANALYSIS	17
ASSETS UNDER IFRS	17
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	19
LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	20
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	21
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	22
EVOLUTION OF KEY FINANCIAL RATIOS	22
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	24
UNDER IFRS	24
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	25
CAPEX AND DEPRECIATION	25
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	26

ARGENTINA	29
GENERATION	29
Endesa Costanera	29
El Chocón	29
DISTRIBUTION	30
Edesur	30
BRAZIL	31
ENDESA BRASIL	31
GENERATION	31
Cachoeira	31
Fortaleza (cgtf)	32
TRANSMISSION	32
CIEN	32
DISTRIBUTION	33

Pg. 6

Ampla	33
Coelce	34
CHILE	35
GENERATION	35
Endesa Chile	35
DISTRIBUTION	36
Chilectra	36
COLOMBIA	37
GENERATION	37
Emgesa	37
DISTRIBUTION	38
Codensa	38
PERU	39
GENERATION	39
Edegel	39
DISTRIBUTION	39
Edelnor	39
CONFERENCE CALL INVITATION	41
CONTACT INFORMATION	42
DISCLAIMER	42

Pg. 7

GENERAL INFORMATION

(Santiago, Chile, Tuesday 27th, July 2010) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the quarter ended on June 30th, 2010. All figures are in Chilean pesos (Ch$) under International Financial Reporting Standards (IFRS). Variations refer to the period ended as of June 30th, 2009 and June 30th, 2010.

Figures as of June 30th, 2010 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$547.19 as of June 30th, 2010 for the Balance Sheet, and the average exchange rate for the semester of US$1 = Ch$524.84 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed financial statement analysis, a brief explanation for the most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of June 30th, 2009.

* Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, and Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies or associates companies (Gas Atacama, Transquillota and HidroAysén).
** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg. 8

SIMPLIFIED ORGANIZATIONAL STRUCTURE

Pg. 9

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Enersis’ ADR (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Pg. 10

Santiago Stock Exchange (BCS)

The chart below shows the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA):

Pg. 11

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

Pg. 12

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg. 13

CONSOLIDATED INCOME STATEMENT ANALYSIS

NET INCOME

Enersis’ Net Income attributable to the Owners of the Company for the first half 2010 was Ch$ 198,173 million, representing a 45.1% decrease over the same’ last year period, which was Ch$ 360,906 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	1H09	1H10	Var 1H09-1H10	Chg %	1H10
Sales	3,105,843	2,972,213	(133,629)	(4.3%)	5,663,085
Energy sales	2,837,816	2,745,996	(91,820)	(3.2%)	5,232,063
Other sales	24,261	21,089	(3,172)	(13.1%)	40,181
Other services	243,766	205,129	(38,637)	(15.9%)	390,840
Other operating income	168,485	156,241	(12,244)	(7.3%)	297,692
Revenues	3,274,328	3,128,454	(145,874)	(4.5%)	5,960,777

Power purchased	(834,602)	(754,408)	80,194	9.6%	(1,437,406)
Cost of fuel consumed	(356,328)	(345,649)	10,679	3.0%	(658,580)
Transportation expenses	(139,289)	(195,018)	(55,729)	(40.0%)	(371,576)
Other variable procurements and services	(323,911)	(346,543)	(22,632)	(7.0%)	(660,284)
Procurements and Services	(1,654,130)	(1,641,619)	12,511	0.8%	(3,127,846)

Contribution Margin	1,620,199	1,486,836	(133,363)	(8.2%)	2,832,931

Work on non-current assets	14,476	14,831	355	2.5%	28,259
Employee expenses	(177,469)	(177,604)	(135)	(0.1%)	(338,397)
Other fixed operating expenses	(228,103)	(233,974)	(5,871)	(2.6%)	(445,800)
Gross Operating Income (EBITDA)	1,229,103	1,090,089	(139,014)	(11.3%)	2,076,993
Depreciation and amortization	(220,996)	(235,748)	(14,752)	(6.7%)	(449,181)
Impairment losses (Reversals)	(18,924)	(17,989)	935	4.9%	(34,275)
Operating Income	989,183	836,352	(152,831)	(15.5%)	1,593,537

Net Financial Income	(152,741)	(146,957)	5,785	3.8%	(280,003)
Financial income	67,896	71,497	3,601	5.3%	136,226
Financial expenses	(217,826)	(224,843)	(7,017)	(3.2%)	(428,402)
Income (Loss) for indexed assets and liabilities	21,346	(7,664)	(29,009)	(135.9%)	(14,602)
Foreign currency exchange differences, net	(24,157)	14,053	38,210	158.2%	26,775
Gains	35,174	64,280	29,106	82.7%	122,476
Losses	(59,332)	(50,228)	9,104	15.3%	(95,701)
Net Income From Related Comp. Cons. by the Prop. Eq. Method	1,627	464	(1,163)	(71.5%)	883
Net Income From Other Investments	1,799	(283)	(2,082)	(115.7%)	(539)
Net Income From Sales of Assets	203	1,575	1,372	677.2%	3,000

Net Income Before Taxes	840,070	691,150	(148,920)	(17.7%)	1,316,878
Income Tax	(149,063)	(221,490)	(72,427)	(48.6%)	(422,014)
NET INCOME ATTRIBUTABLE TO:	691,007	469,661	(221,347)	(32.0%)	894,865
Shareholders of the Company	360,906	198,173	(162,733)	(45.1%)	377,588
Minority Interest	330,101	271,488	(58,614)	(17.8%)	517,277

Earning per share (Ch$ /share and US$ / ADR)	11.1	6.1	(5.0)	(45.1%)	0.6

OPERATING INCOME

Operating Income for the first half of 2010 decreased by Ch$ 152,831 million, from Ch$ 989,183 million to Ch$ 836,352 million as of June 30th 2010, representing a decrease of 15.5%; the above is mainly due to the decrease in results from our generation subsidiaries in Chile, Brazil and Colombia, partially offset by better results from our distribution subsidiaries in Brazil.

Pg. 14

Operating Revenues and costs, broken down by business line for the half ending on June 30th, 2009 and 2010 are:

Table 2
	Generation and Transmission				Distribution
Operating Income by
Businesses	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	1,400,992	1,296,886	(7.4%)	2,471,012	2,080,025	2,106,375	1.3%	4,013,367
Operating Costs	(779,116)	(841,116)	8.0%	(1,602,615)	(1,713,768)	(1,721,309)	0.4%	(3,279,684)
Operating Income	621,876	455,769	(26.7%)	868,397	366,257	385,066	5.1%	733,683

	Eliminations and Others				Consolidated
Operating Income by
Businesses	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	(206,689)	(274,807)	33.0%	(523,601)	3,274,328	3,128,454	(4.5%)	5,960,777
Operating Costs	207,739	270,323	30.1%	515,058	(2,285,145)	(2,292,103)	0.3%	(4,367,241)
Operating Income	1,050	(4,484)	(527.1%)	(8,543)	989,183	836,352	(15.5%)	1,593,537

Generation and Transmission Businesses reached an Operating Income of Ch$ 455,769 million, representing a Ch$ 166,107 million drop from the same period last year or the equivalent to a 26.7% decrease. Physical sales decreased 7.7% amounting to 30,810 GWh for the first half 2010 (33,367 GWh as of the first half 2009).

Operating income for Generation and Transmission business line, detailed by country in the following table:

Table 3
	Chile				Argentina				Brazil
Generation & Transmission	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	739,334	620,971	(16.0%)	1,183,162	164,351	172,075	4.7%	327,861	153,537	130,492	(15.0%)	248,632
% of consolidated	53%	48%		48%	12%	13%		13%	11%	10%		10%
Operating Costs	(397,197)	(400,781)	0.9%	(763,626)	(138,363)	(146,322)	5.8%	(278,794)	(76,594)	(76,214)	(0.5%)	(145,213)
% of consolidated	51%	48%		48%	18%	17%		17%	10%	9%		9%

Operating Income	342,138	220,190	(35.6%)	419,537	25,988	25,753	(0.9%)	49,068	76,943	54,278	(29.5%)	103,419

	Peru				Colombia				Consolidated
Generation & Transmission	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	109,726	109,444	(0.3%)	208,528	234,471	264,343	12.7%	503,664	1,400,992	1,296,886	(7.4%)	2,471,012
% of consolidated	8%	8%		8%	17%	20%		20%	100%
Operating Costs	(61,697)	(70,770)	14.7%	(134,841)	(105,693)	(147,468)	39.5%	(280,977)	(779,116)	(841,116)	8.0%	(1,602,615)
% of consolidated	8%	8%		8%	14%	18%		18%

Operating Income	48,029	38,674	(19.5%)	73,687	128,778	116,875	(9.2%)	222,687	621,876	455,769	(26.7%)	868,397

Distribution business increased its operating income by Ch$18,809 million, equivalent to 5.1% and totaling Ch$385,066 million.

Physical sales amounted to 32,996 GWh, representing an increase of 1,772 GWh, equivalent to 5.7% variation. Our customers increased by 391 thousand, amounting 13,108 thousand customer base.

Operating income for Distribution line of business, detailed by country, as follows:

Table 4
	Chile				Argentina				Brazil
Distribution	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	579,183	441,023	(23.9%)	840,301	184,211	151,683	(17.7%)	289,007	807,596	971,900	20.3%	1,851,803
% of consolidated	28%	21%		21%	9%	7%		7%	39%	46%		46%
Operating Costs	(508,718)	(393,565)	(22.6%)	(749,876)	(159,538)	(140,179)	(12.1%)	(267,090)	(667,581)	(773,805)	15.9%	(1,474,363)
% of consolidated	30%	23%		23%	9%	8%		8%	39%	45%		45%

Operating Income	70,465	47,458	(32.7%)	90,424	24,673	11,503	(53.4%)	21,918	140,015	198,096	41.5%	377,440

	Peru				Colombia				Consolidated
Distribution	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1H09	1H10		1H10	1H09	1H10		1H10	1H09	1H10		1H10
Operating Revenues	154,197	154,874	0.4%	295,088	354,839	386,896	9.0%	737,168	2,080,025	2,106,375	1.3%	4,013,367
% of consolidated	7%	7%		7%	17%	18%		18%
Operating Costs	(121,522)	(121,804)	0.2%	(232,078)	(256,409)	(291,956)	13.9%	(556,277)	(1,713,768)	(1,721,309)	0.4%	(3,279,684)
% of consolidated	7%	7%		7%	15%	17%		17%

Operating Income	32,674	33,070	1.2%	63,009	98,430	94,939	(3.5%)	180,892	366,257	385,066	5.1%	733,683

Pg. 15

NET FINANCIAL INCOME

The company’s net financial income for the first half of 2010 was negative Ch$ 146,957 million, representing a 3.8% improvement over the same period last year. This variation is mainly explained by the positive change in Foreign currency exchange differences which improved in Ch$ 38,210 million mainly due to depreciation of the Chilean peso and Argentinean peso relative to the American dollar.

The above mentioned positive effects were partially offset with higher financial costs of Ch$ 29,009 million due to the change on the Inflation Index Unit – UF (Unidades de Fomento) over Chile’s UF denominated debt. During the present period, the UF increased 1.2% compared to a decrease of 2.4% experienced during equal period last year.

TAXES

Income Tax increased Ch$ 72,427 million in first half 2010. The latter is mostly explained by increases in: Enersis Ch$ 44,975 million, Endesa Chile Ch$ 36,751 million, Chilectra Ch$ 12,365 million mainly by effects of dollar exchange over income tax partially offset by lower income taxes in Gas Atacama Ch$ 15,570 million, Edesur Ch$ 4,737 million and Emgesa Ch$ 2,491 million.

Pg. 16

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS UNDER IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	FY2009	1H10	Var FY2009-1H10	Chg %	1H10

CURRENT ASSETS
Cash and cash equivalents	1,134,901	676,755	(458,146)	(40.4%)	1,236,783
Other current financial assets	1,536	1,395	(141)	(9.2%)	2,550
Other current non-financial assets	38,502	31,083	(7,418)	(19.3%)	56,806
Trade accounts receivable and other receivables	1,138,647	1,259,530	120,883	10.6%	2,301,815
Accounts receivable from related companies	19,014	29,096	10,082	53.0%	53,174
Inventories	56,319	64,335	8,016	14.2%	117,574
Current tax receivable	112,176	132,916	20,741	18.5%	242,907
Non-current assets (or disposal groups) classified as held for sale	70,361	63,708	(6,653)	(9.5%)	116,428
Total Current Assets	2,571,456	2,258,821	(312,635)	(12.2%)	4,128,037

Other non-current financial assets	30,497	24,950	(5,546)	(18.2%)	45,597
Other non-current non-financial assets	94,255	98,766	4,511	4.8%	180,497
Trade accounts receivables and other receivables, net	194,977	218,646	23,669	12.1%	399,580
Investments in associates accounted for using the equity method	21,281	12,344	(8,937)	(42.0%)	22,559
Intangibles assets apart from increased value	1,446,122	1,511,177	65,054	4.5%	2,761,704
Increased value	1,501,352	1,532,956	31,604	2.1%	2,801,506
Property, plant and equipment, net	6,864,071	7,209,136	345,065	5.0%	13,174,832
Investment properties	31,232	31,079	(153)	(0.5%)	56,798
Deferred tax assets	454,897	467,506	12,609	2.8%	854,375
Total Non-Current Assets	10,638,685	11,106,560	467,876	4.4%	20,297,447

TOTAL ASSETS	13,210,140	13,365,381	155,240	1.2%	24,425,484

Total Assets increased Ch$155,240 million, mainly due to:

  Increase in Non-Current Assets in Ch$ 467,876 million equal to 4.4%, mainly due to:

    Increase in Property, plant and equipment, net by Ch$ 345,065 million due to conversion effect to Chilean pesos from subsidiaries statements, in approximately Ch$ 320,000 million, additions for the period in approximately Ch$ 209,165 million, partially compensated by depreciation during the period for Ch$ 185,453 million.

    Increase in Intangible Assets, different of those originated in Increased value, by Ch$ 65,064 million, mainly due to increases in intangible assets in Ampla and Coelce concessions for Ch$ 87,915 million, partially compensated by the Ch$ 45,819 million in amortizations for the period.

    Increase in Increased value (commercial funds) by Ch$ 31,604 million as a result of the conversion effect coming from those subsidiaries whose functional currency is different from the Chilean peso.

    Increase in Non-current receivables by Ch$ 23,669 million mainly due to increases at Ampla, for Ch$ 15,301 million, and also due to the dollarization of the FONINVEMEM by Ch$ 13,770 million, partially offset by decreases in CGTF, by Ch$ 2,308 million, and Chilectra, by Ch$ 2,094 million.

The above is partially offset by:

  Ch$ 312,635 million decrease in Current Assets, equal to 12.2%, as a result of:

    Ch$ 458,146 million decrease in cash and cash equivalent, primarily explained by decreases in term deposits at Endesa Chile for Ch$ 208,458 million used to pay debt and dividends, Codensa for Ch$ 130,675 million used to pay dividends, Emgesa Ch$ 146,866 million due to a capital reduction, for Cien Ch$ 85,758 million used to pay debt and Ampla for Ch$ 54,299 million used to pay debt. This decrease in cash and cash equivalent was partially offset by increases term deposits in Chilectra for Ch$ 76,254 million, Coelce for Ch$ 24,617 million, Edesur for Ch$ 16,269 million, Cachoeira Dourada for Ch$ 9,564 million and Edelnor for Ch$ 3,690 million.

Pg. 17

    Increase in Trade accounts receivable and other receivables for Ch$ 120,883 million, primarily due to an increase in trade account receivable in Cien for Ch$ 40,788 million, Codensa in Ch$ 31,398 million, Coelce in Ch$ 27,605 million, Chocón in Ch$ 22,154 million, Emgesa in Ch$ 17,158 million, Cachoeira Dourada in Ch$6,367 million, Edesur in Ch$ 5,261 million, Edelnor in Ch$ 5,436 million and San Isidro in Ch$ 2,260 million. This effect is partially compensated by decreases in Chilectra Ch$ 31,659 million and in Endesa Chile in Ch$ 13,354 million.

    Increase in Current tax receivable by Ch$ 20,741 million, which mainly corresponds to a higher Value Added Tax (“IVA”) receivable and increases in payments with charge to income taxes at Ampla for Ch$ 13,530 million, at Endesa Chile for Ch$ 2,975 million and at Edesur for Ch$ 2,340 million.

Pg. 18

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The capital gain (lower investments or goodwill value) generated by consolidation represents the acquisition cost surplus on the Group’s share in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a Subsidiary at the time of acquisition.

Capital gain is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities. These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 19

LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	FY2009	1H10	Var FY2009-1H10	Chg %	1H10

CURRENT LIABILITIES
Other current financial liabilities	732.428	635.078	(97.350)	(13,3%)	1.160.617
Trade accounts payable and other payables	976.506	970.245	(6.262)	(0,6%)	1.773.140
Accounts payable to related companies	111.956	78.716	(33.240)	(29,7%)	143.854
Provisions	100.024	100.007	(18)	(0,0%)	182.764
Current tax payable	185.286	137.395	(47.891)	(25,8%)	251.092
Current post-employment benefit obligations	4.915	6.498	1.583	32,2%	11.876
Other current non-financial liabilities	33.622	45.478	11.856	35,3%	83.111
Liabilities (or disposal groups) classified as held for sale	50.650	41.608	(9.042)	(17,9%)	76.039
Total Current Liabilities	2.195.388	2.015.024	(180.364)	(8,2%)	3.682.493

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3.543.626	3.597.854	54.228	1,5%	6.575.146
Non-current liabilities	58.728	45.116	(13.612)	(23,2%)	82.450
Accounts payable to related companies	3.557	2.610	(947)	(26,6%)	4.770
Provisions	250.287	255.230	4.943	2,0%	466.437
Deferred tax liabilities	573.049	606.897	33.848	5,9%	1.109.115
Non-current post-employment benefit obligations	182.689	190.826	8.137	4,5%	348.738
Other non-current non-financial liabilities	25.814	28.312	2.498	9,7%	51.740
Total Non-Current Liabilities	4.637.749	4.726.844	89.095	1,9%	8.638.396

SHAREHOLDERS' EQUITY
Issued share capital	2.824.883	2.824.883	-	0,0%	5.162.526
Retained earnings (losses)	1.817.613	1.923.909	106.296	5,8%	3.515.979
Additional paid-in capital	158.760	158.760	-	0,0%	290.136
Other Reserves	(1.282.776)	(1.201.243)	81.533	6,4%	(2.195.294)
			-
Equity Attributable to Shareholders of the Company	3.518.480	3.706.309	187.829	5,3%	6.773.348
Equity Attributable to Minority Interest	2.858.524	2.917.204	58.680	2,1%	5.331.246
Total Shareholders' Equity	6.377.004	6.623.513	246.509	3,9%	12.104.594

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13.210.140	13.365.381	155.240	1,2%	24.425.484

The company’s Total Liabilities and Shareholder´s Equity increased by Ch$ 155,240 million from the period ended on December 31st, 2009, largely due to the increase in non-current liabilities in Ch$ 89,095 million plus the Ch$ 246,509 million increase in Shareholders’ Equity. The detail is explained as follows:

  Non Current Liabilities increased by Ch$ 89,095 million, equal to 1.9%, mainly due to:

    Other non financial liabilities (financial debt and derivatives) increased in Ch$ 54,228 million, mainly due to Emgesa for Ch$ 56,471 million because of the conversion effect, Codensa Ch$ 45,739 million, as a result of bonds issuance and conversion effect, Enersis Ch$ 7,384 million due to conversion effect and variation of UF net of derivatives, Edelnor by Ch$ 13,742 million due to conversion effect and more debt and Edegel by Ch$ 7,022, partially compensated by lower dollar denominated debt in Cien and rate exchange effect for Ch$ 25,957 million, for transfer debt from the long term to the short in Ampla by Ch$ 21,942 million and Costanera by Ch$ 17,742 million.

    Increase in deferred tax liabilities in Ch$ 33,848 million, mainly due to conversion effect of foreign subsidiaries by Ch$ 27,800 million and recognition of new deferred tax of Ch$ 5,921 million.

  Decrease in Current Liabilities of Ch$ 180,364 million, a 8,2% drop, due to:

    Decrease in Other current liabilities (financial debt and derivatives) for Ch$ 97,350 million, mainly in Endesa Chile for Ch$ 126,705 million, due to bank loans payments and Ampla for Ch$ 40,791 million due to bond payments, partially compensated by increases in Costanera by Ch$ 17,442 million for transfer from the long term to the short, in Chocón for Ch$ 6,477 million due to loans, in Coelce for Ch$ 9,186 million and Codensa Ch$ 4,993 million for convertion effect.

Pg. 20

    Decrease in Current tax payable for Ch$ 47,891 million which mainly corresponds to Endesa Chile by Ch$ 34,801 million, Emgesa by Ch$ 21,274 million, Pangue by Ch$ 8,569 million, Pehuenche by Ch$ 4,558 million and Codensa by Ch$ 4,035 million due to payments taxes. Partially compensated for increases in Coelce of Ch$ 10,002 million, CGTF by Ch$ 9,527 million, Enersis by Ch$ 5,886 million and Ampla in Ch$ 4,354 million, all due to payable taxes.

    Decrease in accounts payable to related companies by Ch$ 33,240 million which mainly corresponds to dividend payments to Endesa Latinoamerica and lower payable accounts to Cemsa in Ch$ 8,984 million. Partially offset by higher in other current non-financial liabilities by Ch$ 11,856 million, mainly due to an increase in deferred income at San Isidro.

Total Shareholders’ equity increased by Ch$ 246,509 million with compared to December of 2009. The Total shareholders' equity attributable to the Owners of the Company increased in Ch$ 187,829 million which is explained mainly by the effect of the net income for the period.

The minorities participation increased in Ch$ 58,680 million, as a consequence of the net effects in the results, the conversion net effects, minimum dividends, reserves and derivatives hedge.

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 7
(Million Ch$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	19,147	100,274	24,488	231,886	398,043	122,813	804,936	1,701,588
Enersis	1,024	2,137	2,260	2,389	277,174	2,672	226,397	514,052
Chilectra	294	-	-	-	-	-	-	294
Other	29	1,454	-	-	-	2,694	(2,694)	1,483
Endesa Chile (*)	17,799	96,684	22,229	229,497	120,869	117,447	581,234	1,185,758
Argentina	53,594	77,695	36,793	13,932	15,631	-	-	197,644
Edesur	6,193	17,980	15,547	396	289	-	-	40,404
Costanera	35,508	27,715	14,564	13,537	15,342	-	-	106,665
Chocón	11,742	32,000	6,682	-	-	-	-	50,424
Hidroinvest	150	-	-	-	-	-	-	150
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	27,605	52,567	104,593	77,734	53,599	26,118	88,754	430,970
Edelnor	4,238	20,432	33,216	50,915	28,637	-	48,419	185,857
Edegel	23,368	32,135	71,376	26,819	24,962	26,118	40,335	245,112
Brazil	135,080	279,285	295,693	110,896	66,950	25,397	21,239	934,539
Endesa Brasil	56,967	-	-	-	-	-	-	56,967
Coelce	20,733	80,719	67,154	50,864	42,765	1,916	8,651	272,803
Ampla	22,169	128,894	159,258	52,541	15,555	15,017	1,929	395,362
Cachoeira	-	-	-	-	-	-	-	-
Cien	32,122	64,148	62,799	-	-	-	-	159,069
Fortaleza	3,089	5,524	6,483	7,490	8,630	8,464	10,659	50,339
Colombia	77,487	126,744	97,573	69,421	112,820	-	449,320	933,365
Codensa	31,398	57,611	9,713	69,421	72,014	-	177,586	417,744
Emgesa	46,089	69,133	87,859	-	40,806	-	271,734	515,622
TOTAL	312,913	636,564	559,139	503,869	647,043	174,328	1,364,250	4,198,106
(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel el melón

Pg. 21

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 7.1
(Thousand US$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	34,992	183,252	44,753	423,777	727,431	224,443	1,471,036	3,109,684
Enersis	1,872	3,905	4,129	4,367	506,540	4,883	413,744	939,440
Chilectra	538	-	-	-	-	-	-	538
Other	54	2,656	-	-	-	4,923	(4,923)	2,710
Endesa Chile (*)	32,529	176,691	40,624	419,410	220,891	214,636	1,062,215	2,166,996
Argentina	97,943	141,989	67,239	25,461	28,566	-	-	361,199
Edesur	11,318	32,858	28,412	723	528	-	-	73,840
Costanera	64,891	50,649	26,616	24,738	28,038	-	-	194,933
Chocón	21,459	58,481	12,211	-	-	-	-	92,151
Hidroinvest	275	-	-	-	-	-	-	275
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	50,449	96,066	191,145	142,060	97,954	47,730	162,200	787,605
Edelnor	7,744	37,339	60,703	93,048	52,335	-	88,488	339,658
Edegel	42,705	58,727	130,442	49,012	45,619	47,730	73,713	447,947
Brazil	246,861	510,398	540,384	202,664	122,352	46,414	38,815	1,707,888
Endesa Brasil	104,108	-	-	-	-	-	-	104,108
Coelce	37,890	147,516	122,724	92,955	78,154	3,502	15,811	498,552
Ampla	40,514	235,555	291,047	96,020	28,426	27,444	3,525	722,532
Cachoeira	-	-	-	-	-	-	-	-
Cien	58,704	117,231	114,765	-	-	-	-	290,701
Fortaleza	5,645	10,095	11,847	13,689	15,772	15,469	19,479	91,995
Colombia	141,609	231,628	178,316	126,869	206,180	-	821,141	1,705,743
Codensa	57,381	105,285	17,751	126,869	131,607	-	324,542	763,434
Emgesa	84,228	126,342	160,565	-	74,574	-	496,599	942,308
TOTAL	571,854	1,163,333	1,021,838	920,831	1,182,482	318,588	2,493,192	7,672,118
(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel el melón

EVOLUTION OF KEY FINANCIAL RATIOS

Table 8
Indicator	Unit	FY2009	1H10	Var FY2009-1H10	Chg %
Liquidity	Times	1.17	1.12	(0.05)	(4.3%)
Acid ratio test *	Times	1.14	1.09	(0.05)	(4.8%)
Working capital	Million Ch$	376,068	243,797	(132,271)	(35.2%)
Working capital	Thousand US$	687,272	445,544	(241,728)	(35.2%)
Leverage **	Times	1.07	1.02	(0.05)	(5.0%)
Short-term debt	%	32.1	29.9	(2.24)	(7.0%)
Long-term debt	%	67.9	70.1	2.24	3.3%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Indicator	Unit	1H09	1H10	Var 1H09/1H10	Chg %
Financial expenses coverage *	Times	5.57	4.99	(0.58)	(10.4%)
Op. income / Op. rev.	%	30.21	26.73	(3.48)	(11.5%)
ROE **	%	19.30%	14.33%	(0.05)	(25.7%)
ROA **	%	9.12%	8.26%	(0.01)	(9.4%)
* EBITDA / Financial costs
** Annualized figures

Liquidity index as of June, 2010 was 1.12, showing a decrease of 0.05 times, equivalent to 4.3% with respect to December 2009. Despite the decrease, the ratio still reflects the persistent strong liquidity position, maintaining its bank borrowings and financing its investments with its cash surpluses and having a satisfactory debt maturity pattern.

Leverage ratio was 1.02, showing a decrease of 0.05 times, equivalent to 5% as of December 31st, 2009.

Pg. 22

Financial Expenses Coverage reached 4.99 times, a decrease of 0.58 times or 10.4% drop from the ratio registered on equal period the precedent year. This is mainly the result of the EBITDA decrease within the first half of the year, partly offset by the improving financial income resulting from the decrease in average cost of debt.

Operating Income over Operating Revenues profitability decreased 11.5%, reaching a 26.73% as of June, 2010.

The annual ROE of the Parent Company reached 14.33%, a decrease of 5 pp. from the registered as of December 2009. This decrease is derived from the lower results for the period.

Annual ROA reached 8.26% in June 2010, a decrease of 1 pp. from the registered as of December 2009, reflecting the decrease in the present half’s results plus the increase in Total Assets.

Pg. 23

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

UNDER IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	1H09	1H10	Var 1H09-1H10	Chg %	1H10

Net Income	691,007	469,661	(221,347)	(32.0%)	894,865

Adjustments to Reconcile to Operating Income
Taxes Payable	149,063	221,490	72,427	48.6%	422,014
Decrease (increse) in inventories	91	16,365	16,274	17886.9%	31,181
Decrease (increase) in trade accounts receivable	(12,240)	(71,545)	(59,305)	(484.5%)	(136,319)
Decrease (increase) in other operating accounts receivable	(67,896)	(71,497)	(3,601)	(5.3%)	(136,226)
Decrease (increase) in trade accounts payable	(205,962)	25,700	231,662	112.5%	48,967
Decrease (increase) in other operating accounts payable	196,480	232,506	36,026	18.3%	443,004
Depreciation and amortization	220,996	235,748	14,752	6.7%	449,181
(Reversal of) Impairment losses	18,924	17,989	(935)	(4.9%)	34,275
Provisions	20,732	(1,470)	(22,202)	(107.1%)	(2,801)
Unrealized foreign currency exchange differences	24,157	(14,053)	(38,210)	(158.2%)	(26,775)
Non-distributed gains from associates	(1,627)	(464)	1,163	71.5%	(883)
Minority interest	-	-	-		-
Other non-cash	2,001	(103,137)	(105,138)	(5255.5%)	(196,512)
Total adjustments to Reconcile to Operating Income	344,718	487,632	142,914	41.5%	929,106

Income tax proceeds (payments)	(222,845)	(203,073)	19,772	8.9%	(386,923)
Other operating proceeds (disbursements)	(225)	(512)	(287)	(127.8%)	(976)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	812,656	753,707	(58,948)	(7.3%)	1,436,071

Net Cash Flows provided by (used in) Investing Activities
Acquisitions of associates	(19,912)	-	19,912	(100.0%)	-
Loans to related companies	(7,299)	-	7,299	(100.0%)	-
Proceeds from sales of property, plant and equipment	1,973	2,745	772	39.1%	5,231
Purchase of property, plant and equipment	(257,817)	(209,165)	48,653	18.9%	(398,530)
Proceeds from sales of intangible assets	3,922	1,114	(2,807)	(71.6%)	2,123
Acquisitions of intangible assets	(83,643)	(89,292)	(5,649)	(6.8%)	(170,132)
Prepayments and third party loans	-	(2,996)	(2,996)		(5,708)
Proceeds from dividends	5,146	5,171	26	0.5%	9,853
Proceeds from interest received	1,878	1,569	(310)	(16.5%)	2,989
Other investment proceeds (disbursements)	(24,313)	10,966	35,278	145.1%	20,893
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(380,065)	(279,887)	100,178	26.4%	(533,281)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained	406,878	156,664	(250,213)	(61.5%)	298,500
Payments of loans	(373,659)	(442,225)	(68,566)	(18.3%)	(842,590)
Repayments of liabilities for financial leases	(2,684)	(4,749)	(2,065)	(76.9%)	(9,048)
Payments on loans from related companies	(1,428)	(4,574)	(3,147)	(220.4%)	(8,716)
Dividends paid	(259,653)	(440,009)	(180,356)	(69.5%)	(838,368)
Payments of interest	(143,436)	(111,443)	31,993	22.3%	(212,338)
Other financing proceeds (payments)	(340,310)	(90,637)	249,673	73.4%	(172,694)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(714,292)	(936,972)	(222,680)	(31.2%)	(1,785,253)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF FOREIGN EXCHANGE RATE VARIATIONS	(281,702)	(463,152)	(181,451)	(64.4%)	(882,463)

Effects of foreign exchange rate variations on cash and cash equivalents	(89,278)	5,006	94,285	105.6%	9,539
Net Increase (Decrease) in Cash and Cash Equivalents	(370,980)	(458,146)	(87,166)	(23.5%)	(872,924)
Beginning balance of cash and cash equivalents	1,318,062	1,134,901	(183,161)	(13.9%)	2,162,375
Ending Balance of Cash and Cash Equivalents	947,082	676,755	(270,327)	(28.5%)	1,289,450

Pg. 24

The company generated a negative cash flow of Ch$ 463,152 million for the period, which can be broken down as follows:

Operating activities generated a positive net cash flow of Ch$ 753,707 million that represents a decrease of 7.3% regarding last year’s first half. This cash flow is composed primarily with net income of the period for Ch$ 469,661 million, which is adjusted to operating income in Ch$ 487,632 million. This adjustment includes fixed asset amortization, depreciation and impairments for Ch$ 235,737 million, interest for Ch$ 232,506, taxes for Ch$ 221,490 million, partially compensated by the tax payments of Ch$ 203,073 million.

Investment activities generated a net negative cash flow of Ch$ 279,887 million, which compared with the same period of the preceding year represents a 26.4% increase, or the equivalent to Ch$ 100,178 million. This flow corresponds primarily to the incorporation of fixed assets for Ch$ 209,165 million.

Financing activities originated a negative cash flow of Ch$ 936,972 million, due to payments of loans for Ch$ 442,225 million, dividends paid for Ch$ 440,009 million, interests paid for Ch$ 111,443 million and other financial payments for Ch$ 90,637 million. The aforementioned was partially compensated for loans obtained for Ch$ 156,664 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 10
Cash Flow (Thousand US$)	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
	1H09	1H10	1H09	1H10	1H09	1H10	1H09	1H10	1H09	1H10
Argentina	152.9	207.3	-	-	-	-	712.5	495.6	865.4	702.9
Peru	-	-	13,533.1	31,869.2	-	-	-	-	13,533.1	31,869.2
Brazil	11,864.0	-	30,618.6	141,908.9	-	-	-	-	42,482.5	141,908.9
Colombia	-	-	23,941.5	123,964.2	-	59,462.9	-	-	23,941.5	183,427.1
Total	12,016.8	207.3	68,093.2	297,742.2	-	59,462.9	712.5	495.6	80,822.5	357,908.1
Source: Internal Financial Report

CAPEX AND DEPRECIATION

Table 11

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	1H09	1H10	1H10	1H09	1H10	1H10
Endesa Chile	169,230	143,752	273,897	96,976	98,930	188,496
Cachoeira	-	-	-	3,308	3,529	6,724
Endesa Fortaleza	-	-	-	3,655	3,982	7,587
Cien	379	1,884	3,590	9,441	16,965	32,324
Chilectra S.A.	15,602	13,852	26,393	9,815	10,524	20,052
Edesur	27,358	19,959	38,029	8,800	7,157	13,637
Edelnor	19,942	10,162	19,362	10,017	10,275	19,577
Ampla (*)	38,110	41,271	78,635	24,514	27,159	51,747
Coelce (*)	44,040	46,644	88,873	19,771	18,660	35,554
Codensa	22,460	16,659	31,741	26,873	29,042	55,335
Cam Ltda.	1,388	539	1,027	916	870	1,658
Inmobiliaria Manso de Velasco Ltda.	461	493	939	131	142	271
Synapsis	931	1,732	3,300	1,389	1,512	2,881
Enersis holding and investment companies	66	133	253	562	537	1,023
Total	339,967	297,080	566,039	216,168	229,284	436,865
(*) Includes concessions intangible assets.

Pg. 25

THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and issues may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity requires environmental impact studies, acquisition of licenses, permits and other mandatory approvals as well as to be in compliance with all the requirements provided for in such licenses, permits and standards.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

Consistent with our current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total gross debt was 45% as of June 30th, 2010 on a consolidated basis.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks.

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: Foreign currency debts contracted by Group’s subsidiaries, payments made on international markets for the acquisition of projects related materials, group companies’ incomes directly linked to the evolution of the dollar and incoming cash flows from our subsidiaries abroad are exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically fuel purchases for the electricity generation and also of energy transactions in the local markets.

With the objective of reducing risks in extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy capacity in a dry year and includes risk mitigation clauses in some contracts with unregulated clients.

Pg. 26

Liquidity Risk

In engaging committed long term borrowing facilities and short term financial investments the Group maintains a consistent liquidity policy, for the adequate amounts required to support projected needs for the period, contingent with the situation and the expectations of the debt and equity markets.

As of June 30th, 2010, the Enersis Group held liquidity in the amount of Ch$ 676,755,156 thousand in cash and cash equivalent and Ch$ 320,500,000 thousand in available credit lines. As of December 31st, 2009, the Enersis Group held liquidity in the amount of Ch$ 1,134,900,821 thousand in cash and cash equivalent and Ch$ 253,550,000 thousand in available credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, is historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business line, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts such lack of payment is established as cause for contract termination. To this end, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which, as has been said, are limited.

In turn, in our electricity distribution business line, the energy supply cut-off is, in all cases, a power held by our companies when faced with default by our customers, applied in accordance with the regulation in force in each country, enabling the credit risk evaluation and control process, which in fact is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with established limits set for each entity (not more than 30% per entity).

In the selection of banks for investment, consideration is given to those that hold two investment grade classifications, considering the three main international risk agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged through highly solvent entities such that about 90% of operations are carried out with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk of its debt and financial derivatives positions with a view to guaranteeing that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results. The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% probability. To this end the volatility of the risk variables that affect the value of the positions portfolio has been studied, including: The U.S. dollar Libor interest rate, the usual banking local indexes for debts, and taking into account the different currencies our companies operate under and the exchange rates of the different currencies involved in the calculation.

Pg. 27

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans issued in 2004 and 2006.

Pg. 28

ARGENTINA

GENERATION

ENDESA COSTANERA

Operating income of Costanera amounted to Ch$ 6,597 million as of June 2010, a 1.9% reduction compared to 2009 first half. Physical sales declined by 21.1%, reaching 3,986 GWh as of June 2010 due to the plants major maintenance. Procurement and services cost increased by 12.4% between both periods, which is mainly explained by higher fuel costs.

Negative conversion effect from local currency to Chilean pesos, reduced 16.9% the 2010 first half results compared to last year’s figure.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg %	1H10
Operating Revenues	130,155	139,866	9,711	7.5%	266,493
Procurement and Services	(104,224)	(117,195)	(12,971)	(12.4%)	(223,296)
Contribution Margin	25,931	22,671	(3,260)	(12.6%)	43,197
Other Costs	(9,268)	(8,134)	1,134	12.2%	(15,499)
Gross Operating Income (EBITDA)	16,663	14,537	(2,126)	(12.8%)	27,698
Depreciation and Amortization	(9,941)	(7,940)	2,001	20.1%	(15,128)
Operating Income	6,722	6,597	(125)	(1.9%)	12,570
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera		1H09	1H10	Var 1H09-1H10	Chg%
GWh Produced		5,028	3,940	(1,088)	(21.6%)
GWh Sold		5,052	3,986	(1,066)	(21.1%)
Market Share		9.7%	7.3%	(2.4) pp.

EL CHOCÓN

El Chocón showed a favorable reservoir level as a result of the storage during 2009, thus contributing a greater hydroelectric availability and reducing costs of energy purchases by nearly 25.3%, offsetting the 2.6% decrease of physical sales. Its operating income, therefore, rose by 1.4% to Ch$ 16,958 million as of the end of June 2010.

Negative conversion effect from local currency to Chilean pesos, reduced 16.9% the 2010 first half results compared to last year’s figure.

Table 13
El Chocón	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg %	1H10
Operating Revenues	30,720	29,243	(1,478)	(4.8%)	55,717
Procurement and Services	(9,705)	(8,248)	1,457	15.0%	(15,716)
Contribution Margin	21,015	20,995	(21)	(0.1%)	40,002
Other Costs	(2,467)	(2,445)	22	0.9%	(4,658)
Gross Operating Income (EBITDA)	18,549	18,550	1	0.0%	35,344
Depreciation and Amortization	(1,821)	(1,591)	230	12.6%	(3,032)
Operating Income	16,727	16,958	231	1.4%	32,311
Figures may differ from those accounted under Argentine GAAP.

Pg. 29

Table 13.1
El Chocón	1H09	1H10	Var 1H09-1H10	Chg%
GWh Produced	1,533	1,533	(1)	(0.0%)
GWh Sold	1,750	1,704	(46)	(2.6%)
Market Share	3.4%	3.1%	(0.2) pp.

DISTRIBUTION

EDESUR

Operating income decreased 53.4% to Ch$ 11,503 million mainly due to the negative conversion effect from local currency to Chilean pesos, which reduced 16.9% the 2010 first half results compared to last year’s figure.

Additionally, Edesur’s results decreased due to a worse sales mix and higher SG&A costs. The above mentioned effects were partially offset by a higher energy demand.

Table 14
Edesur	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	184,211	151,683	(32,528)	(17.7%)	289,007
Procurement and Services	(87,188)	(73,295)	13,893	15.9%	(139,652)
Contribution Margin	97,023	78,388	(18,635)	(19.2%)	149,356
Other Costs	(61,877)	(58,713)	3,163	5.1%	(111,869)
Gross Operating Income (EBITDA)	35,146	19,674	(15,472)	(44.0%)	37,486
Depreciation and Amortization	(10,473)	(8,171)	2,302	22.0%	(15,569)
Operating Income	24,673	11,503	(13,170)	(53.4%)	21,918
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	1H09	1H10	Var 1H09-1H10	Chg%
Customers (Th)	2,281	2,367	86	3.8%
GWh Sold	7,970	8,279	309	3.9%
Clients/ Employee	862	893	30	3.5%
Energy Losses (%)	10.5%	10.5%	0.0 pp.

Pg. 30

BRAZIL

ENDESA BRASIL

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1H09	1H10	Var 1H09-1H10	Chg %	1H10
Total Revenues	921,596	1,038,180	116,585	12.7%	1,978,089
Procurements and Services	(502,340)	(570,995)	(68,656)	(13.7%)	(1,087,941)
Contribution Margin	419,256	467,185	47,929	11.4%	890,148
Other Costs	(129,018)	(131,762)	(2,743)	(2.1%)	(251,051)
Gross Operating Income (EBITDA)	290,238	335,424	45,186	15.6%	639,097
Depreciation and Amortization	(74,146)	(83,787)	(9,641)	(13.0%)	(159,643)
Operating Income	216,091	251,637	35,545	16.4%	479,454
Net Financial Income	(23,545)	(45,223)	(21,677)	(92.1%)	(86,165)
Financial income	32,356	49,911	17,555	54.3%	95,098
Financial expenses	(68,035)	(98,731)	(30,696)	(45.1%)	(188,117)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	12,133	3,598	(8,535)	(70.3%)	6,855
Gains	16,058	21,090	5,032	31.3%	40,184
Losses	(3,925)	(17,492)	(13,568)	(345.7%)	(33,329)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	6	97	91	1553.0%	185
Net Income before Taxes	192,552	206,511	13,959	7.2%	393,475
Income Tax	(45,701)	(46,419)	(718)	(1.6%)	(88,444)
NET INCOME	146,851	160,092	13,242	9.0%	305,031
Net Income Attributable to Owners of the Company	103,834	100,400	(3,434)	(3.3%)	191,297
Net Income Attributable to Minority Interest	43,017	59,692	16,675	38.8%	113,734

GENERATION

CACHOEIRA

Operating Income increased 32%, reaching Ch$ 33,215 million, due to a 12.5% of higher sales volume boosted by the better hydrology and the recovery of the demand during the period. In addition, average sales prices were 1.3% higher in local currency.

A positive conversion effect from local currency to Chilean pesos increased 9.2% results compared to the figure of the same period last year.

Table 16
Cachoeira	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	42,622	52,876	10,254	24.1%	100,747
Procurement and Services	(10,587)	(12,850)	(2,264)	(21.4%)	(24,484)
Contribution Margin	32,036	40,026	7,990	24.9%	76,262
Other Costs	(3,548)	(3,268)	280	7.9%	(6,226)
Gross Operating Income (EBITDA)	28,488	36,758	8,270	29.0%	70,037
Depreciation and Amortization	(3,322)	(3,543)	(221)	(6.7%)	(6,751)
Operating Income	25,166	33,215	8,049	32.0%	63,285
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	1H09	1H10	Var 1H09-1H10	Chg%
GWh Produced	1,325	1,525	200	15.1%
GWh Sold	1,712	1,926	214	12.5%
Market Share	0.9%	1.0%	0.0 pp.

Pg. 31

FORTALEZA (CGTF)

Operating Income increased 68.7% due to a better purchase/sales mix resulting of the increase in average sales prices by 8.8%, measured in local currency, and also due to the decrease in energy purchases, as a result of the lower spot prices prevailing in the market due to the better hydrology prevailing in the system especially between January and May, and also due to the higher own-generation.

Additionally, the better sales mix helped to improve results, as sales to the regulated segment over total sales increased. It its worth mentioning that the regulated sales experienced a positive price adjustment in April 2010.

The above was partially offset by an increase in fuel costs as part of the higher own-generation.

In addition, a positive conversion effect from local currency to Chilean pesos increased 9.2% the results compared to the figure of the same period last year.

Table 17
Fortaleza	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	62,659	68,966	6,307	10.1%	131,403
Procurement and Services	(35,519)	(30,115)	5,404	15.2%	(57,379)
Contribution Margin	27,140	38,851	11,711	43.2%	74,024
Other Costs	(4,941)	(3,556)	1,386	28.0%	(6,775)
Gross Operating Income (EBITDA)	22,199	35,295	13,097	59.0%	67,250
Depreciation and Amortization	(3,655)	(4,011)	(356)	(9.7%)	(7,642)
Operating Income	18,544	31,285	12,741	68.7%	59,608
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza		1H09	1H10	Var 1H09-1H10	Chg%
GWh Produced		95	450	355	374.0%
GWh Sold		1,651	1,381	(270)	(16.3%)
Market Share		0.9%	0.7%	(0.2) pp.

TRANSMISSION

CIEN

Our transmission line company, CIEN, decreased its operating income to a loss of Ch$ 8,024 million, due to the lack of contracts during the first half 2010 when compared to equal period of 2009. After the law enacted on December 2009 that recognizes for all the transmission lines the right of a regulated income, we are expecting the ANEEL’s resolution determining the annual allowed income for CIEN. It its worth mentioning that the law enacted last December granted CIEN the condition of a public service provider.

On the other hand, it is important mentioning that it has been signed an agreement of energy transportation with CAMMESA (Argentina) that will provide transmission availability during second half 2010.

In addition, a positive conversion effect from local currency to Chilean pesos increased 9.2% the results compared to the figure of the same period last year.

Pg. 32

Table 18
Cien	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	51,798	11,595	(40,203)	(77.6%)	22,092
Procurement and Services	(1,212)	3,538	4,750	391.8%	6,741
Contribution Margin	50,586	15,133	(35,453)	(70.1%)	28,833
Other Costs	(5,340)	(6,180)	(841)	(15.7%)	(11,776)
Gross Operating Income (EBITDA)	45,246	8,952	(36,294)	(80.2%)	17,057
Depreciation and Amortization	(9,465)	(16,976)	(7,511)	(79.4%)	(32,345)
Operating Income	35,781	(8,024)	(43,805)	(122.4%)	(15,288)
Figures may differ from those accounted under Brazilian GAAP.

DISTRIBUTION

AMPLA

Operating Income increased 34.4% to Ch$ 102,477 million mainly due to a 6.5% increase of energy demand driven by high temperatures and recovery in economic activity. In addition, Ampla registered better sales mix in residential, commercial and industrial segments as well as tolls.

The latter was partially compensated by the increase in the energy purchase costs and higher energy losses.

All the above mentioned, has been boosted by positive conversion effect due to the appreciation of Brazilian Real relative to the Chilean peso.

Table 19
Ampla	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	466,114	529,347	63,233	13.6%	1,008,587
Procurement and Services	(297,030)	(320,756)	(23,726)	(8.0%)	(611,150)
Contribution Margin	169,084	208,591	39,506	23.4%	397,437
Other Costs	(68,298)	(65,709)	2,588	3.8%	(125,199)
Gross Operating Income (EBITDA)	100,787	142,881	42,095	41.8%	272,238
Depreciation and Amortization	(24,514)	(40,404)	(15,890)	(64.8%)	(76,984)
Operating Income	76,273	102,477	26,205	34.4%	195,254
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	1H09	1H10	Var 1H09-1H10	Chg%
Customers (Th)	2,493	2,535	42	1.7%
GWh Sold	4,660	4,965	305	6.5%
Clients/Employee	1,963	2,159	196	10.0%
Energy Losses %	20.6%	21.3%	0.7 pp.

Pg. 33

COELCE

Operating Income increased 50% to Ch$ 95,726 million mainly due to a 16% increase in energy demand explained by a better economic scenario which boosted energy consumption in all segments; additionally, Coelce registered higher average sales margins due to better sales mix in residential, commercial, industrials and other rural customers and tolls.

The latter was partially offset by higher energy losses and cost of energy purchases.

All the above mentioned, has been boosted by positive conversion effect due to Real appreciation relative to the Chilean peso.

Table 20
Coelce	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	341,481	442,553	101,072	29.6%	843,216
Procurement and Services	(214,381)	(277,968)	(63,586)	(29.7%)	(529,624)
Contribution Margin	127,100	164,586	37,486	29.5%	313,592
Other Costs	(43,507)	(50,158)	(6,651)	(15.3%)	(95,569)
Gross Operating Income (EBITDA)	83,593	114,427	30,834	36.9%	218,023
Depreciation and Amortization	(19,770)	(18,701)	1,070	5.4%	(35,631)
Operating Income	63,823	95,726	31,904	50.0%	182,392
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	1H09	1H10	Var 1H09-1H10	Chg%
Customers (Th)	2,903	3,026	124	4.3%
GWh Sold	3,695	4,284	589	16.0%
Clients/Employee	2,262	2,376	113	5.0%
Energy Losses %	11.6%	11.9%	0.3 pp.

Pg. 34

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	1H09	1H10	Var 1H09-1H10	Chg %	1H10
Total Revenues	1,260,985	1,178,416	(82,568)	(6.5%)	2,245,287
Procurements and Services	(530,212)	(585,969)	(55,756)	(10.5%)	(1,116,471)
Contribution Margin	730,772	592,448	(138,325)	(18.9%)	1,128,816
Other Costs	(85,632)	(88,861)	(3,229)	(3.8%)	(169,310)
Gross Operating Income (EBITDA)	645,140	503,587	(141,554)	(21.9%)	959,505
Depreciation and Amortization	(98,675)	(101,074)	(2,399)	(2.4%)	(192,581)
Operating Income	546,465	402,512	(143,953)	(26.3%)	766,924
Net Financial Income	(98,750)	(57,056)	41,694	42.2%	(108,712)
Financial income	17,100	7,807	(9,293)	(54.3%)	14,875
Financial expenses	(99,145)	(74,133)	25,012	25.2%	(141,249)
Income (Loss) for indexed assets and liabilities	9,657	(2,099)	(11,756)	(121.7%)	(4,000)
Foreign currency exchange differences, net	(26,362)	11,369	37,731	143.1%	21,661
Gains	12,762	22,504	9,742	76.3%	42,878
Losses	(39,125)	(11,136)	27,989	71.5%	(21,217)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	43,836	41,100	(2,736)	(6.2%)	78,310
Net Income from Other Investments	(139)	(0)	139	99.9%	(0)
Net Income from Sales of Assets	(16)	92	108	687.8%	176
Net Income before Taxes	491,397	386,649	(104,748)	(21.3%)	736,698
Income Tax	(83,111)	(107,374)	(24,263)	(29.2%)	(204,584)
NET INCOME	408,286	279,275	(129,011)	(31.6%)	532,114
Net Income Attributable to Owners of the Company	331,237	208,535	(122,702)	(37.0%)	397,331
Net Income Attributable to Minority Interest	77,048	70,740	(6,309)	(8.2%)	134,784

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating income in Chile was Ch$ 220,190 million as of June 2010, a reduction of 35.6% compared to the same period of the previous year. Physical sales remained in line, although at average prices expressed in pesos were approximately 18.7% lower. This is explained by decreased sales at the spot market because of the reduced dispatch of the thermal plants, partially compensated by higher sales to unregulated and regulated customers that showed a recovery in demand.

The decrease of the operating income was also partially offset by a 2.2% reduction in procurement and services costs, mainly due to a 20.2% decrease in fuel purchase costs associated with the lower thermal dispatch.

This resulted in an EBITDA or gross margin of the generation business reaching Ch$ 270,008 million as of June 2010, compared to Ch$ 390,904 million in the first half of 2009.

Pg. 35

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	739,334	620,971	(118,363)	(16.0%)	1,183,162
Procurement and Services	(316,987)	(310,108)	6,879	2.2%	(590,862)
Contribution Margin	422,347	310,863	(111,484)	(26.4%)	592,300
Other Costs	(31,443)	(40,855)	(9,412)	(29.9%)	(77,843)
Gross Operating Income (EBITDA)	390,904	270,008	(120,897)	(30.9%)	514,457
Depreciation and Amortization	(48,767)	(49,818)	(1,051)	(2.2%)	(94,921)
Operating Income	342,138	220,190	(121,948)	(35.6%)	419,537

Table 22.1
Chilean Electricity Business		1H09	1H10	Var 1H09-1H10	Chg%
GWh Produced		10,375	10,140	(235)	(2.3%)
GWh Sold		10,515	10,517	2	0.0%
Market Share		39.9%	39.9%	(0.0) pp.

DISTRIBUTION

CHILECTRA

Operating Income decreased 32.7%, to Ch$ 47,458 million, when compared to the first half of 2009. Despite the increase in demand in all customers’ segments, tariff was negatively affected by the decrease in indexes comprised within the tariff polynomial equation when compared with 1H09. Additionally, the decrease in sub-transmission tolls set by the authority and the amendment on the fixation process for electricity purchase cost resulting of the operation in full force of the new auctioned long-term contracts for energy purchase also contributed to the decrease in tariff during the first half of 2010.

Energy losses increased 0.1 pp. when compared to the first half of 2009.

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	1H09	1H10	Var 1H09-1H10	Chg %	1H10
Sales	563,749	436,676	(127,073)	(22.5%)	832,017
Other operating income	15,434	4,347	(11,087)	(71.8%)	8,283
Total Revenues	579,183	441,023	(138,160)	(23.9%)	840,301
Procurements and Services	(453,064)	(334,936)	118,128	26.1%	(638,167)
Contribution Margin	126,119	106,088	(20,031)	(15.9%)	202,133
Other Costs	(41,554)	(43,746)	(2,191)	(5.3%)	(83,351)
Gross Operating Income (EBITDA)	84,565	62,342	(22,223)	(26.3%)	118,782
Depreciation and Amortization	(14,099)	(14,884)	(784)	(5.6%)	(28,358)
Operating Income	70,465	47,458	(23,007)	(32.7%)	90,424
Net Financial Income	(907)	153	1,060	116.8%	291
Financial income	8,059	4,617	(3,442)	(42.7%)	8,796
Financial expenses	(9,082)	(4,413)	4,668	51.4%	(8,409)
Income (Loss) for indexed assets and liabilities	(583)	531	1,114	191.1%	1,012
Foreign currency exchange differences, net	698	(582)	(1,280)	(183.3%)	(1,108)
Gains	1,502	565	(937)	(62.4%)	1,076
Losses	(803)	(1,147)	(344)	(42.8%)	(2,185)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	37,586	36,811	(775)	(2.1%)	70,138
Net Income from Other Investments	759	-	(759)	(100.0%)	-
Net Income from Sales of Assets	(330)	(44)	286	86.8%	(83)
Net Income before Taxes	107,573	84,378	(23,194)	(21.6%)	160,770
Income Tax	(7,409)	(19,774)	(12,365)	(166.9%)	(37,677)
NET INCOME	100,164	64,604	(35,560)	(35.5%)	123,093
Net Income Attributable to Owners of the Company	98,890	64,604	(34,286)	(34.7%)	123,093
Net Income Attributable to Minority Interest	1,274	0	(1,274)		0

Pg. 36

Table 23.1
Chilectra	1H09	1H10	Var 1H09-1H10	Chg%
Customers (Th)	1,559	1,598	39	2.5%
GWh Sold	6,175	6,307	132	2.1%
Clients/ Employee	2,141	2,171	30	1.4%
Energy Losses (%)	5.9%	6.1%	0.1 pp.

COLOMBIA

GENERATION

EMGESA

The operating income of Emgesa was Ch$ 116,875 million as of June 2010, a 9.2% decrease compared to the same period of 2009. This is mainly explained by a less efficient production mix due to low hydrology as a consequence of the El Niño phenomenon, which has mitigated its impact since May 2010. This situation led to an increase in thermal production, replacing hydroelectric dispatch, which decreased by 30.9% comparing both periods. The climatic factor caused an increase of 53.1% in procurement and services cost because of higher energy purchases and higher costs of fuel consumption for the thermal generation of Ch$ 23,233 million and Ch$ 12,180 million respectively. This was partially compensated by a higher average price due to the greater thermal production resting from the low hydrology. EBITDA, or gross margin, in Colombia decreased 6.3% in the first half of 2010, reaching Ch$ 137,285 million. The effect of converting the financial statements from Colombian pesos to Chilean pesos caused a 6.4% increase of the results between both periods.

Table 24
Emgesa	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	234,471	264,188	29,717	12.7%	503,368
Procurement and Services	(72,061)	(110,319)	(38,257)	(53.1%)	(210,195)
Contribution Margin	162,409	153,869	(8,540)	(5.3%)	293,174
Other Costs	(15,905)	(16,585)	(679)	(4.3%)	(31,599)
Gross Operating Income (EBITDA)	146,504	137,285	(9,219)	(6.3%)	261,574
Depreciation and Amortization	(17,726)	(20,410)	(2,684)	(15.1%)	(38,887)
Operating Income	128,778	116,875	(11,903)	(9.2%)	222,687
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	1H09	1H10	Var 1H09-1H10	Chg%
GWh Produced	6,634	5,098	(1,535)	(23.1%)
GWh Sold	8,391	7,138	(1,253)	(14.9%)
Market Share	21.2%	17.7%	(3.5) pp.

Pg. 37

DISTRIBUTION

CODENSA

Operating Income decreased 3.5% to Ch$ 94,939 million, mainly due to Codensa Hogar’s change in business model, and also due to lower average sales price. The deconsolidation of Codensa Hogar’s operating revenues distorts the comparison basis. These effects were partially offset by higher demand on Cundinamarca and lower maintenance costs.

It is worth mentioning that starting this year, the change in the Codensa Hogar business model will be reflected in the financial statements of the company as they will be deconsolidated from Codensa’s operating revenues. Therefore, all income from the retail business, which corresponds to the commissions received from Colpatria, will be classified as Financial Income.

The above was partially offset by the positive conversion effect (6.4%) from local currency to Chilean pesos.

Table 25
Codensa	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	354,839	386,896	32,057	9.0%	737,168
Procurement and Services	(183,895)	(215,407)	(31,512)	(17.1%)	(410,424)
Contribution Margin	170,944	171,489	545	0.3%	326,745
Other Costs	(43,994)	(45,599)	(1,605)	(3.6%)	(86,881)
Gross Operating Income (EBITDA)	126,950	125,890	(1,060)	(0.8%)	239,863
Depreciation and Amortization	(28,520)	(30,951)	(2,431)	(8.5%)	(58,972)
Operating Income	98,430	94,939	(3,490)	(3.5%)	180,892
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	1H09	1H10	Var 1H09-1H10	Chg%
Customers (Th)	2,438	2,506	68	2.8%
GWh Sold	5,889	6,125	236	4.0%
Clients/ Employee	2,358	2,416	59	2.5%
Energy Losses (%)	8.3%	8.6%	0.3 pp.

Pg. 38

PERU

GENERATION

EDEGEL

Edegel achieved an operating income of Ch$ 38,674 million for the 1H of 2010, a reduction of 19.6% compared to the first half of 2009. This is mainly explained by lower physical sales and a higher procurement and services costs. The 3.2% decline in physical sales was due to lower sales to unregulated customers, particularly to Electroperú, whose contract ended in September 2009. The 47.1% increase in procurement and services cost reflects the absence of the non-recurring reversal of provisions for energy purchases of distribution companies without contracts registered as of June 2009. This was partially compensated as our Peruvian operation maintained an efficient production mix with 60% hydroelectric and the rest thermal, reflecting lower fuel consumption costs of Ch$ 479 million. The effect of converting the financial statements from Peruvian soles to Chilean pesos caused a 3% decrease of the results between both periods.

Table 26
Edegel	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	109,726	109,444	(283)	(0.3%)	208,528
Procurement and Services	(27,233)	(40,057)	(12,824)	(47.1%)	(76,322)
Contribution Margin	82,493	69,387	(13,106)	(15.9%)	132,206
Other Costs	(15,407)	(11,080)	4,327	28.1%	(21,111)
Gross Operating Income (EBITDA)	67,086	58,307	(8,779)	(13.1%)	111,095
Depreciation and Amortization	(18,993)	(19,633)	(640)	(3.4%)	(37,408)
Operating Income	48,092	38,674	(9,419)	(19.6%)	73,687
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	1H09	1H10	Var 1H09-1H10	Chg%
GWh Produced	4,301	4,101	(200)	(4.6%)
GWh Sold	4,295	4,157	(138)	(3.2%)
Market Share	31.9%	28.6%	(3.3) pp.

DISTRIBUTION

EDELNOR

Operating Income increased 1.2% to Ch$ 33,070 million, mainly due to an increase in energy sales. The latter, partially offset by higher energy losses and lower average sales prices.

Table 27
Edelnor	Million Ch$				Thousand US$
	1H09	1H10	Var 1H09-1H10	Chg%	1H10
Operating Revenues	154,197	154,874	677	0.4%	295,088
Procurement and Services	(94,182)	(94,801)	(619)	(0.7%)	(180,628)
Contribution Margin	60,015	60,073	58	0.1%	114,460
Other Costs	(16,493)	(15,887)	606	3.7%	(30,271)
Gross Operating Income (EBITDA)	43,522	44,186	664	1.5%	84,189
Depreciation and Amortization	(10,847)	(11,116)	(269)	(2.5%)	(21,180)
Operating Income	32,674	33,070	396	1.2%	63,009
Figures may differ from those accounted under Peruvian GAAP.

Pg. 39

Table 27.2
Edelnor	1H09	1H10	Var 1H09-1H10	Chg%
Customers (Th)	1,044	1,076	32	3.0%
GWh Sold	2,836	3,036	200	7.1%
Clients/ Employee	1,703	1,938	235	13.8%
Energy Losses (%)	8.1%	8.2%	0.1 pp.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the first half ended in June 2009 and June 2010, detailed as follows:

Table 28
	1H09			1H10
Million Ch$	Operating	Operating Costs	Operating Income	Operating	Operating Costs	Operating Income
	Revenues			Revenues
Endesa Chile (*)	1,260,985	(714,519)	546,465	1,178,416	(775,904)	402,512
Cachoeira (**)	42,622	(17,457)	25,166	52,876	(19,661)	33,215
Fortaleza (***)	62,659	(44,115)	18,544	68,966	(37,681)	31,285
Cien (**)	51,798	(16,017)	35,781	11,595	(19,619)	(8,024)
Chilectra	579,183	(508,718)	70,465	441,023	(393,565)	47,458
Edesur	184,211	(159,538)	24,673	151,683	(140,179)	11,503
Distrilima (Edelnor)	154,197	(121,522)	32,674	154,874	(121,804)	33,070
Ampla	466,114	(389,841)	76,273	529,347	(426,869)	102,477
Investluz (Coelce)	341,481	(277,659)	63,823	442,553	(346,827)	95,726
Codensa	354,839	(256,409)	98,430	386,896	(291,956)	94,939
CAM Ltda.	76,411	(75,924)	487	54,839	(56,003)	(1,164)
Inmobiliaria Manso de Velasco Ltda.	2,064	(1,875)	189	2,733	(2,217)	517
Synapsis Soluciones y Servicios IT Ltda.	35,181	(30,438)	4,743	34,805	(32,913)	1,892
Enersis Holding and other investment vehicles	6,274	(14,568)	(8,294)	7,380	(15,392)	(8,011)
Consolidation Adjustments	(343,691)	343,455	(236)	(389,531)	388,488	(1,044)
Total Consolidation	3,274,328	(2,285,145)	989,183	3,128,454	(2,292,103)	836,352
(*) Since January 1st, 2009, includes Gas Atacama, Transquillota e HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Table 28.1
	1H10
Thousand US$	Operating	Operating Costs	Operating Income
	Revenues
Endesa Chile (*)	2,245,287	(1,478,363)	766,924
Cachoeira (**)	100,747	(37,462)	63,285
Fortaleza (***)	131,403	(71,795)	59,608
Cien (**)	22,092	(37,380)	(15,288)
Chilectra	840,301	(749,876)	90,424
Edesur	289,007	(267,090)	21,918
Distrilima (Edelnor)	295,088	(232,078)	63,009
Ampla	1,008,587	(813,333)	195,254
Investluz (Coelce)	843,216	(660,824)	182,392
Codensa	737,168	(556,277)	180,892
CAM Ltda.	104,486	(106,704)	(2,218)
Inmobiliaria Manso de Velasco Ltda.	5,208	(4,224)	984
Synapsis Soluciones y Servicios IT Ltda.	66,316	(62,711)	3,605
Enersis Holding and other investment vehicles	14,062	(29,326)	(15,265)
Consolidation Adjustments	(742,191)	740,202	(1,988)
Total Consolidation	5,960,777	(4,367,241)	1,593,537

Pg. 40

CONFERENCE CALL INVITATION

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, July 28th, 2010, 12:00 p.m. Eastern Time (12:00 p.m. Chilean Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer and Mr. Ricardo Alvial, Risk Management & IR Director.

To participate, please dial +1 (617) 213-4851 or +1 (888) 679-8040 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 61752794

To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 72210055.

FOR THIS CONFERENCE CALL YOU CAN ACCESS PREVIOUSLY TO THE PRE-REGISTRATION SITE AT

HTTPS://WWW.THECONFERENCINGSERVICE.COM/PREREG/KEY.PROCESS?KEY=PHJ986CN6 AND MAKE YOUR REGISTRATION QUICKER. IF NOT, PLEASE CONNECT APPROXIMATELY 15 MINUTES PRIOR TO THE SCHEDULED START TIME. YOU CAN ALSO ACCESS TO THE CONFERENCE CALL REPLAY THROUGH OUR WEBSITE AT

HTTP://PHX.CORPORATE-IR.NET/PHOENIX.ZHTML?C=83615&P=IROL-IRHOME.

Pg. 41

CONTACT INFORMATION

For further information, please contact us:

Ricardo Alvial		Rodrigo Pérez
Risk Management and IR Director		Head of Investor Relations
ram@e.enersis.cl		rapr@e.enersis.cl
56 (2) 353 4682		56 (2) 353 4554

Carmen Poblete	Romina Valderrama	Erika Vargas
Shares Department	Investor Relations	Investor Relations
Associate	Associate	Associate
cpt@e.enersis.cl	rvh@enersis.cl	emvb@enersis.cl
56 (2) 353 4447	56 (2) 353 4552	56 (2) 353 4555

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: July 28, 2010